POPULAR, INC.

August 8, 2006

Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Walker:
We acknowledge receipt of your letter dated July 25, 2006, received via fax that same date. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or “Popular”) Form 10-K for the year ended December 31, 2005, Form 10-Q for the quarter ended March 31, 2006 and Form 8-K filed July 14, 2006 containing Popular’s  earnings release for the quarter ended June 30, 2006.

Form 10-K for the Year Ended December 31, 2005

2005 Annual Report

Consolidated Financial Statements

  Note 1 – Nature of Operations and Summary of Significant Accounting Policies - page 68

We note your disclosure on page P74 that revenues from contracts to create data processing centers and the related costs are recognized as project phases are completed and accepted. Please tell us and revise future filings to describe the accounting literature you relied upon to determine that it is appropriate to defer project expenses until the related income is earned.

Management comments:

The Corporation, through its processing subsidiary EVERTEC, Inc. (“EVERTEC”) has entered into two long-term  projects with third-parties that involve the provision of integrated outsourcing services including the analysis, design and  installation of technological and telecommunication services. These contracts also involve the modification of third-party acquired software and hardware to meet customers’ specifications. In these cases, the Corporation applies Statement of Position (SOP) 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” as the guidance to determine what project expenses must be deferred until the related income is earned. Paragraphs 12 and 13 of SOP 81-1 indicate:

.12 “Contracts covered by this statement of position are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to buyer’s specifications. Contracts consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements. Performance will often extend over long periods, and the seller’s right to receive payment depends on his performance in accordance with the agreement. The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets.”

.13 “Contracts covered by this statement include, but are not limited to, the following:

Contracts to design, develop, manufacture, or modify electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts.”

  Paragraph .21 continues to indicate “In accounting for contracts, the basic accounting policy decision is the choice between the two generally accepted methods: the percentage-of-completion method including units of delivery and the completed-contract method

Based on the provisions of paragraphs 12 and 13 of the SOP 81-1, the Corporation has adopted the percentage of completion method to account for this type of project. The Corporation has relied on the guidance provided on paragraphs 68 and 69 to defer project expenses until the related income is earned.

Starting with the 2006 Form 10-K, we will provide additional disclosures in “Note 1 – Summary of Significant Accounting Policies” stating that the Corporation has determined to defer project expenses until the related income is earned on certain long- term projects that involve the outsourcing of technological  services, in accordance with SOP  81-1.

2.  As a related matter, please tell us and revise future filings to more fully describe how you differentiate between data processing center contract costs that are considered operating expenses (expensed as incurred) and those which are considered project expenses (deferred until related income is earned).

Management comments:

Differentiation between contract costs that are considered operating expenses (expensed as incurred) and those which are considered project expenses (deferred until related income is earned) is made as follows:

The Corporation recognizes as operating expenses those expenses related to internal resources dedicated to a project, which are not specifically incurred because of that particular project in accordance with Paragraph 70 of the SOP-81-1. For example, expenses such as salaries and benefits of employees dedicated to the project, which cannot be clearly allocated to the project, other indirect expenses, including but not limited to equipment depreciation, communication and occupancy expenses are recognized as incurred. Most of these expenses would be incurred by the Corporation irrespective of whether the Corporation was a party to the contract.

The Corporation recognizes as project expenses those direct expenses incurred specifically for the particular project. Examples of those expenses include, but are not limited to, costs of external consultants contracted specifically for the project and materials purchased for the specific project. These costs would not otherwise be incurred if the Corporation was not a party to the contract.

3. For each annual financial statement period presented, please quantify for us the amount of revenues, project expenses and operating expenses recognized related to your contracts to create data processing centers. Please also separately quantify the amount of any deferred revenues, project expenses and operating expenses associated with these contracts as of the end of each financial statement period presented.

Management comments:

The following table provides the revenues, project expenses and deferred costs recognized by EVERTEC for the contracts that were categorized as projects subject to the requirements of SOP 81-1 for the years ended December 31, 2003, 2004 and 2005

(In thousands)	Revenues	Project expenses	Deferred Costs
2003	$5,701	$1,855	$3,209
2004	$7,145	$2,710	$2,917
2005	$7,177	$2,995	$1,626

There were no deferred revenues related to the contracts for the periods presented since there were no revenues collected in advance. Operating expenses, as described above, are not individually assigned to the projects and therefore are not considered project expenses in the above table.

  Note 21 – Retained Interests on Transfer of Financial Assets – page 93

We note your disclosure on page P93 in which you state that you recorded $61.1 million on interest–only strips in connection with six off-balance sheet securitization transactions during the period ended December 31, 2005. It appears from your disclosures on page P12 that approximately $14.9 million of other-than-temporary impairment losses were recognized during 2005 related to these interest-only strips.

Based on the disclosures included in your Form 8-K filed on July 14, 2006, it appears that you recorded an additional $15 million of other-than-temporary impairments in the second quarter of 2006 for interest-only securities. For each of the securitizations completed from January 1, 2005 through June 30, 2006, please tell us:
-the initial fair value of interest-only strips recognized and when those retained interests were recognized;
-when the other-than-temporary losses were recorded; and
-facts and circumstances which led to the recognition of other-than-temporary impairment losses on interest-only strips within 18 months of their acquisition.

Management comments:

The following table provides detailed information of each mortgage loan securitization transaction receiving off-balance sheet accounting treatment in accordance with SFAS No. 140, from January 1, 2005 through June 30, 2006.  These securitization transactions were performed by Popular Financial Holdings, Inc. (“PFH”), the Corporation’s consumer lending subsidiary in the United States mainland. The table includes the following:

-Recognition Date and Unpaid Principal Balance (UPB) of the mortgage loans being securitized
-the initial fair value of interest-only strips (retained beneficial interests)(“IOs”)
-Date and amount of other- than- temporary impairments recognized for each interest-only strip by transaction

(Dollar in thousands)

Date of Transaction	UPB	Initial Fair Value of IOs	Impairment Third Quarter 2005	Impairment Fourth Quarter 2005	Impairment First Quarter 2006	Impairment Second Quarter 2006
Jan-05	$625,000	$21,370	$5,122	$1,260	$656	$3,977
Mar-05	$530,275	$11,828	$2,217	$904	$600	$3,038
May-05	$245,635	$7,853	$2,557	$204	$223	$2,259
Jul-05	$325,016	$8,134		$104	$181	$2,940
Sept-05	$275,008	$6,180		$512	$257	$2,125
Nov-05	$299,015	$5,760				$349
Jan-06	$330,002	$12,297
Mar-06	$321,888	$10,582

The above table reflects that the levels of IO impairments were most significant in the third quarter of 2005 and second quarter of 2006. As discussed in Note 16 to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, the increase in impairment charges for the third quarter of 2005 were related to higher than anticipated prepayment rates.

During the first half of 2005, the Corporation was anticipating that prepayment levels would moderate as a result of an anticipated increase in mortgage interest rates related to the tightening of monetary policy being implemented by the Federal Reserve Bank. However, while short-term rates continued to increase during 2005, long-term rates remained relatively stable resulting in a flattening of the yield curve. The higher than anticipated level of prepayment was validated by both a third-party valuation firm and the Corporation's internal backtesting procedures. Accordingly, during the third quarter of 2005, the Corporation decided to change the prepayment assumptions for the fixed-rate mortgage loan component from 20% CPR to 28% CPR and for the adjustable-rate mortgage loans component from 28% CPR to 35% CPR. In addition, the Corporation decided to adjust the discount rate utilized to determine the present value of the expected cashflows for the IOs from 14% to15%, after evaluating data provided by the third-party valuation firm.

The increase in impairment charges for the quarter ended June 30, 2006, were related to an increase in the prepayment rate and discount rate assumptions used by the Corporation during this period. The increase in prepayment rate assumptions was based on a refinement of the technique used by the Corporation to estimate future prepayment rates on adjustable rate mortgages. Specifically, the Corporation began to model prepayments on adjustable rate mortgages assuming higher prepayments during the dates on which the mortgage rates are expected to be “reset” or “adjust” rather than assuming that they will remain constant for the life of the asset. The Corporation believes this approach is more precise given the historical experience of the adjustable rate mortgages originated which reflect that prepayments on this product tend to be more weighted towards the period when the loan rate is scheduled to “reset” or “adjust”. The discount rate during this period was increased from 15% to 17%. Once again, this change was based on market data provided by the third party valuation firm. The Corporation also made changes, based on historical experience, to its cashflow model to more accurately reflect the timing of credit losses.

The Corporation will include the following disclosure in the MD&A section of the 10Q that we expect to file on August 9, 2006:

“Gains on sale and valuation adjustment of investment securities were unfavorably impacted by the adjustment of $15.0 million in the second quarter of 2006 for other-than-temporary impairments of interest-only securities of PFH. Considering market trends for the sub-prime mortgage industry and benchmarking procedures followed against industry and third-party valuation data, the Corporation adjusted certain critical assumptions utilized in the valuation of its interest-only securities. Changes considered this quarter included an increase in the discount rate from 15% to 17%, and certain revisions in the discounted cash flow models for prepayment speeds and credit loss assumptions”.

Popular, Inc. acknowledges that:

-We are responsible for the adequacy and accuracy of the disclosure in the filings;
-staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana Gonzalez, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,

Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer